

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Jeff Glasse
Chief Executive Officer
Northeast Automotive Holdings, Inc.
51 Wooster Street
New York, NY 10013

> **Re:** **Northeast Automotive Holdings, Inc.**
> **Form 8-K**
> **Filed January 15, 2014**
> **File No. 000-51997**

Dear Mr. Glasse:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 8-K

1.    Please tell us where you have included the "Risk Factors" that you mention on pages 2 and 13.

Principal Terms of the Merger, page 3

2.    Please tell us how you disposed of the business that you conducted before the merger. In your response, address all consideration given to your former management in connection with the merger or their resignations.

3.    Please clarify how the business of Kogeto, Inc. differed from the business of Kogeto Lucy, LLC.

Kogeto's Business, page 4

4.      Please provide us your analysis of whether you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act.  If so, please disclose that you are an emerging growth company and revise your filing to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor or other appropriate disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

   In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

5.      Please revise to include a section that addresses your methods for distributing your products.  Disclose the terms of material distribution agreements and file them as material contracts, as applicable.  In this regard, please discuss the material terms of your arrangement with Teachscape, which you reference on page 4.

6.      We note your use of internet addresses in your document. Please refer to footnote 41 of Release 34-42728 (April 28, 2000) regarding your obligation to file hyperlinked information.

Overview, page 4

7.      We note your statement indicating that the discussion of your business reflects the existing business as well as intended changes to the business.  Please revise to clearly distinguish between disclosure that reflects your existing business and disclosure regarding intended changes.  Also, if you do not currently derive material revenue from sales in each of the five markets you identify in the bullet points on page 4, please revise to clarify.

Our Product Line, page 4

8.      Please ensure that the document you file is legible.  Currently the information at the top of page 5 is unclear.

9.      Please ensure that the information you provide is current.  For example, your chart on page 6 and your disclosure at the top of page 7 refer to 2013 plans in the future tense.

Dot, page 6

10.     With a view to clarified disclosure, please tell us whether Apple sells your Dot product via its on-line store.

11.     Please tell us the criteria you used to determine which outlets to name in your filing, how those criteria ensure that your disclosure is an objectively balanced representation of your business, and whether there are other outlets that satisfy those criteria.

Lucy, page 7

12.     Please tell us when the funding was provided under the Agreement for Services, the amount of funding provided, and the material terms of the agreement.  Provide us your analysis of whether the agreement must be filed as an exhibit.  Also, clarify how the Measures of Effective Teaching study is related to your product.

Our iCONIC Technology, page 7

13.     Please revise to explain the term "catadioptric" in a manner that will permit investors to understand why it is material.

14.     Please disclose when you filed your patent applications.  Also, please tell us about any correspondence you had with the patent office regarding the status of the application.

Hardware Production, page 8

15.     Please provide the disclosure required by Regulation S-K Item 101(h)(4)(v).  Also, to the extent that your business is dependent upon a supplier or manufacturer, please disclose the material terms of your arrangements with that party and file the agreement as an exhibit.

Intellectual Property, page 10

16.     Please clarify the extent to which you rely on the licenses that you mention on page 9.  If the licenses are material, please (1) disclose the material terms, including duration and termination provisions, and (2) provide us your analysis of whether you must file the licenses as exhibits.

Competition, page 10

17.     Please describe the material terms of the strategic partnerships that you mention in the fourth bullet point on page 11; include the material obligations of the parties and duration and termination provisions.  Also provide us your analysis of whether the governing agreements must be filed as exhibits.

Government Regulation, page 11

18.     We note your reference to members in the third paragraph.  Please tell us the nature of your memberships and the data that you collect regarding members.

Major Customers, page 12

19.     Please tell us the identity of the customers that you mention in this section, and provide us your analysis of whether that identity must be disclosed in order for investors to adequately evaluate your existing disclosure.

20.     We note your reference to agreements with major retailers on page 10 of exhibit 99.1.  Please tell us the number of agreements you have and whether those agreements are with any of your major customers.  Also, disclose the material terms of those agreements, and provide us your analysis of whether any of those agreements must be filed as exhibits.

Net Sales, page 17

21.     Your disclosure indicates that both Lucy and Dot revenues experienced significant sales reductions during the nine-month period ended September 30, 2013.   With a view toward clarified disclosure, please tell us the amount and percentage decrease for each product line, and the number of units that generate that amount of revenue.  Also, provide us similar information regarding the change in sales between the two fiscal years that you present on page 20.

22.     Please clarify why your previous generation of products was unable to maintain their sales levels.  Did a competitor offer more advanced technology or a lower price?  Did agreements with customers terminate without renewal?  Did customers elect to discontinue carrying your products for other reasons?

Net Sales, page 20

23.     Please quantify the size of the price decrease.

Description of Securities, page 27

24.     Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii) and (b).

25.　　In an appropriate section of your document, please provide the disclosure required by Regulation S-K Item 701.

Warrants, page 28

26.　　Please provide the information required by Regulation S-K Item 201(a)(2)(i) regarding the warrants mentioned on page 3 and pages 29 and 30 of exhibit 99.1.  Also, provide appropriate disclosure regarding the amount of common equity that is subject to convertible notes.

Directors and Executive Officers, page 29

27.　　Please revise to clarify the position that Messrs. Glasse and Adler held with each entity and also disclose the applicable date of service for that position.  Include disclosure of the principal business of each employer.  Also, state clearly the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Glasse and Sherman should serve as directors in light of your business and structure.

The Board of Directors and Committees, page 31

28.　　Please tell us whether you satisfy the objective criteria for listing on the exchanges you cite.  If you do not satisfy those criteria, it is unclear why you believe it is appropriate to refer to listing on those exchanges.

29.　　Please provide the disclosure required by Regulation S-K Item 407(a).

Executive Compensation, page 31

30.　　Please revise to disclose compensation for the fiscal year ended December 31, 2013.

31.　　Given your statement in footnote (2) of your Summary Compensation table, it is unclear why you do not include the "Option awards" column in the table.  See Regulation S-K Item 402(n)(2)(v) and 402(o)(4).  Also note the footnote disclosure required by instruction 1 to Regulation S-K Item 402(n)(2)(v).

32.　　Please provide the table required by Regulation S-K Item 402(p).

Certain Relationships and Related Transactions, page 33

33.　　Please tell us why this section does not describe the related-person transactions mentioned on pages 2, 13, 20, 28 and 29 of exhibit 99.1.

Security Ownership, page 35

34.     We note the absence of filings pursuant to Section 16 of the Exchange Act.  Please
        confirm to us that your appropriate Form 10-Ks will disclose the failures to file as
        required by Regulation S-K Item 405.

Item 5.02 Departure of Directors, page 37

35.     Given the information that you disclose in this section and the first sentence of
        "Compensation Discussion and Analysis" on page 31, it appears that (1) your other
        reports filed after the merger were not signed by individuals who were officers at the time
        the reports were filed, and (2) your latest Form 10-Q did not include certificates per
        Regulation S-K Item 601(b)(31) and (32) signed by the individuals serving in the relevant
        capacities at the time the reports were filed.  Please file complete amendments to these
        filings with appropriate signatures and certifications of your current officers.  Also,
        please file your reports required by the Exchange Act that currently are overdue.

Exhibits, page 37

36.     Please include a complete exhibit index identifying all exhibits required by Regulation S-
        K Item 601.

Exhibit 99.1 – Financial Statements

December 31, 2012 and 2011 Financial Statements
Report of Independent Registered Public Accounting Firm, page 1

37.     Please have your auditors revise their audit report to indicate the city and state where
        issued.  Refer to the guidance in Rule 2-02(a) of Regulation S-X.

Note 3 – Summary of Significant Accounting Policies, page 7

Reserves for Product Returns and Exchanges, page 8

38.     We noted from disclosures herein that you "estimate the allowance for sales returns to be
        9% of gross sales, which is based upon historical results and information on specific
        customer accounts."  We also noted disclosures on page 9 in this Form 8-K that you want
        to reduce "the amount of inventory which may be 'stranded' in unsuccessful retail
        channels."  Please tell us more about the nature and terms of your material revenue
        transactions for which you are recording revenues and related reserves.  Also, tell us what
        you mean by "stranded" inventory.  Specifically tell us the nature of any product return
        and/or price protection rights possessed by your customers, how you determined the
        reserve amounts recorded and how you concluded reserving for sales returns was more
        appropriate than deferring revenues from the sales transactions. Finally, tell us the
        specific authoritative accounting literature that you considered when determining how to

account for your material revenue transactions, including those related to "stranded" inventory.

Inventories, page 8

39.    We see this Note discloses you establish inventory reserve balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14. Note that any amendment to this document is considered a future filing.

September 30, 2013 Financial Statements

Condensed Combined Balance Sheets, page 20

40.    We note that prepaid expenses and other current assets increased by approximately $100 thousand during the nine months ended September 30, 2013 and also note the assets represent a significant portion of your total and current assets at September 30, 2013. Please tell us the composition of the assets that comprise this balance sheet line item and explain the reason for its increase during the 2013 interim period. Also, provide us with a roll-forward of the balance of this line item from December 31, 2012 to September 30, 2013. Please make sure the roll-forward indicates what, if any, amounts were expensed during the nine month period ended September 30, 2013.

41.    We see at September 30, 2013 you have recorded capitalized software assets of approximately $166 thousand. Please tell us and revise future filings to disclose your accounting policy for assessing capitalized software costs for impairment. Also, cite the specific U.S. GAAP that you believe supports your policy. Finally, provide us with your analysis as to why you believe your capitalized software at September 30, 2013 is fully recoverable.

Condensed Combined Statements of Cash Flows, page 22

42.    Please reconcile the increase in accrued expenses of $194 thousand to the differences in amounts recorded on the balance sheet for the periods ended September 30, 2013 and December 31, 2012.

Note 11 – Subsequent Events, page 33

43.    Based on the disclosure provided in the second paragraph, we note that "Kogeto, Inc. is considered the reverse acquirer of Northeast Automotive for accounting purposes." Please tell us whether or not for financial reporting purposes, this "reverse acquisition" has been accounted for as a recapitalization of the company whereby the historical financial statements and operations of Kogeto became the historical financial statements of the company, without any adjustment of the carrying value of your assets and liabilities. If so, please clearly disclose that fact in future filings. If you do not believe the

transaction is a recapitalization, please provide us with your analysis under the guidance of FASB ASC 805 in evaluating the appropriate accounting treatment for the January 6, 2014 transaction. Specifically address why you believe you met the definition of a business prior to January 6, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via email): Paul Goodman, Esq. - Cyruli Shanks Hart & Zizmor, LLP